Exhibit 99.1

MATERIAL FACT

LATAM AIRLINES GROUP S.A.

Registration in the Securities Registry No. 306

Santiago, September 29, 2021

Mr.

Joaquin Cortez Huerta

President

Comisión para el Mercado Financiero

Av. Libertador Bernardo O’Higgins 1449

Santiago

Ref.:  Communicates MATERIAL FACT

Dear Sir:

Pursuant to the provisions set forth in Article 9 and the second paragraph of Article 10 of the Securities Market Law, and in General Rule No. 30, duly authorized, I hereby report the following MATERIAL FACT of LATAM Airlines Group S.A. (“LATAM” or the “Company”), registration in the Securities Registry No. 306:

●	As previously reported, the Super-Priority Debtor-In-Possession Term Loan Agreement (the “DIP Credit Agreement”) entered into in the context of the reorganization process of LATAM and certain of its direct and indirect subsidiaries in the United States of America (the “Chapter 11 Proceeding”) contemplates a possible Tranche B for up to US$750 million, subject to the authorization of the Bankruptcy Court of the Southern District of New York hearing the Chapter 11 Proceeding (the “Court”) and other customary conditions for this type of transaction. This is in addition to the $1.3 billion Tranche A facility and the $1.15 billion Tranche C facility currently existing thereunder.

●	As informed by means of a material fact dated September 9, 2021, in order to take advantage of favorable market conditions, this is, lower financing costs under the DIP Credit Agreement, LATAM had requested proposals from parties interested in providing financing under the Tranche B facility of the DIP Credit Agreement in an amount up to US$750 million. This is notwithstanding that LATAM continues to maintain availability under the Tranche A and Tranche C facilities for US$424.5 million and US$375.5 million, respectively.

●	In response to the above, LATAM has received various financing proposals which have been evaluated and negotiated in a timely manner by the Company together with its advisors. In this regard, the LATAM’s Directors Committee, at meetings held on September 21 and 23, 2021, reviewed such financing proposals and recommended the Board of Directors to approve the proposal submitted by a group of financiers comprised of Oaktree Capital Management, L.P. (“OCM”) and Apollo Management Holdings, L.P. (“Apollo”) and certain funds, accounts and entities advised by OCM and Apollo (hereinafter, the “Tranche B DIP Financing Proposal”). At a meeting held on September 24, 2021, the Board of Directors -by unanimous vote of the independent directors-, resolved to approve the Tranche B DIP Financing Proposal, subject to the Court’s approval. Notwithstanding, the aforementioned, LATAM could receive other financing proposals for Tranche B of the DIP Credit Agreement, which would be timely evaluated by the Company and its advisors.

●	An amendment to the DIP Credit Agreement (the “Tranche B Amendment”) to effectuate the Tranche B DIP Financing Proposal was submitted to the Court for approval on this same date. The Tranche B DIP Financing Proposal shall be subject to the terms and conditions set forth in the DIP Credit Agreement, except for the particularities of the Tranche B Amendment, which are indicated below:

o	Lenders: Group of lenders consisting of OCM and Apollo and certain funds, accounts and entities advised by OCM and Apollo.

o	Committed Amount: US$750 million, for principal amount.

o	Maturity Date: As well as the Tranche A facility and the Tranche C facility, the scheduled maturity date of the Tranche B Financing Proposal is April 8, 2022, subject to the possibility that LATAM may extend such maturity date for an additional 60-day period in the event that LATAM’s reorganization plan has been confirmed by an order of the Court but substantial consummation thereof is still pending under the rules of the Chapter 11 Proceeding. In addition, the Tranche B Amendment provides that the Tranche A and the Tranche B lenders have consented to an extension of the maturity date by LATAM in its sole discretion up to June 30, 2022. All of the foregoing, unless the maturity date is accelerated in accordance with its terms, including, without limitation, in the event of an event of default under the DIP Credit Agreement (hereinafter, the “Maturity Date”).

▪	It should be added that the possibility of extending the maturity date until June 30, 2022 under the terms indicated in the preceding paragraph does not apply to the Tranche C facility. Consequently, should LATAM desire to extend the maturity date of Tranche C facility until the aforementioned date, it will require the consent of the Tranche C creditors.

o	Interest and Fees:

▪	Interest: Both the applicable interest rate and the interest payment dates will depend on the choice made by LATAM at the time of requesting a disbursement under the Tranche B facility, and LATAM may choose between (i) paying interest in cash at the maturity of each quarterly interest period, or (ii) capitalizing such interest on a quarterly basis to be paid in on the Maturity Date. In either case, LATAM may also choose the applicable interest rate, choosing between the Eurodollar rate or the Alternate Base Rate (“ABR”).

▪	Loans whose interest is payable in cash at the end of each interest period will bear interest at LIBO plus 7% per annum for Eurodollar loans and 6% per annum plus the base rate for ABR loans.

▪	Loans whose interest is capitalized on a quarterly basis for payment on the Maturity Date will bear interest at LIBO plus 7.5% per annum in the case of Eurodollar loans and at 6.5% per annum plus the base rate in the case of ABR loans.

▪	Fees and Other Charges:

●	An availability fee (Undrawn Commitment Fee) payable in cash equal to 0.50% on the daily unused Tranche B commitment per annum, which will be calculated daily, and will be payable on the last business day of each quarter until the Maturity Date.

●	A Yield-enhancement Payment payable in cash in an amount equal to 0.60% of the total Tranche B commitment, payable on the Tranche B closing date.

●	If the scheduled maturity date is extended beyond June 30, 2022, a fee equal to 1% of the total Tranche B commitments (Extension Fee) payable in cash on the date on which the extension is made.

o	It is worth mentioning that, as indicated above, given that the Tranche B DIP Amendment extends to Tranche A the possibility of extending the maturity date until June 30, 2022, the information provided in the material fact dated September 17, 2020 is hereby supplemented in the sense that the Extension Fee of the Tranche A facility would only accrue in the event that the scheduled maturity date is extended beyond June 30, 2022.

●	In addition, the Tranche B Amendment contemplates a Back-end Fee payable on the Maturity Date, calculated on the total Tranche B commitment at a percentage that varies depending on the Maturity Date. Such percentage shall be (i) 0.5% if it occurs after April 8, 2022 but on or before April 30, 2022; (ii) 0.8% if it occurs after April 30, 2022 but on or before June 30, 2022; and (iii) 1% if it occurs after June 30, 2022.

o	Collateral and Preferences: Tranche B will be secured by the same assets that currently secure Tranche A and Tranche C under the DIP Credit Agreement; provided, however, that the collateral of Tranche A will be senior to the collateral of Tranche B, and the collateral of Tranche B will be senior to the collateral of Tranche C.

LATAM is awaiting the Court’s decision in response to the Tranche B DIP Financing Proposal.

With this date, the reserve of the communication which was sent as Reserved Material Fact, on September, 25, 2021, is raised, which content is incorporated in this communication.

Sincerely yours,

Roberto Alvo M.

General Manager

LATAM Airlines Group S.A.

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